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03052220

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
NOV 24 2003
WASH, D.C.
PROCESSING
158
SECTION

SEC FILE NUMBER
8- 41803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NATIONAL BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 BROADWAY
(No. and Street)

New York, NY 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER D. WILLNER, CPA
(Name — if individual, state last, first, middle name)

25 MOHEGAN TRAIL, SADDLE RIVER, NJ 07458
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not [illegible]

OATH OR AFFIRMATION

I, YUET WONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATIONAL BROKERAGE, INC., as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

ORNELLA DIPASQUALE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DI6077623
QUALIFIED IN RICHMOND
COMMISSION EXPIRES:
JULY 15, 2006

November 21st 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL BROKERAGE, INC.

COMPARATIVE FINANCIAL STATEMENTS

FOR THE YEARS ENDING

SEPTEMBER 30, 2002 AND 2003

PETER D. WILLNER
CERTIFIED PUBLIC ACCOUNTANT
25 MOHEGAN TRAIL
SADDLE RIVER, N.J. 07458

TEL: 201-995-9707
FAX: 201-995-9708

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
National Brokerage, Inc.

We have audited the accompanying statements of financial condition of NATIONAL BROKERAGE, INC. as of September 30, 2003 and September 30, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NATIONAL BROKERAGE, INC. as of September 30, 2003 and September 30, 2002 and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of computation of the minimum capital requirements is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 6, 2003
New York, N. Y.

Peter D. Willner, C.P.A.

PETER D. WILLNER
CERTIFIED PUBLIC ACCOUNTANT
25 MOHEGAN TRAIL
SADDLE RIVER, N.J. 07458

TEL: 201-995-9707
FAX: 201-995-9708

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders
National Brokerage, Inc.

We have examined the financial statements of NATIONAL BROKERAGE, INC. as of September 30, 2003 and September 30, 2002 and have issued our report thereon dated November 6, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and rule 17a-5(g)(1) of the Securities and Exchange Commission. This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets.

The management of the Company is responsible for establishing and maintaining an internal control structure and the relevant practices and procedures. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structures, practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's objectives under rule 17a-5(g). Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, practices and procedures, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in rule 17a-5(g)(1) of the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 and September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



November 6, 2003
New York, New York

Peter D. Willner, C.P.A.

NATIONAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2003 AND 2002

	September 30, 2003		September 30, 2002	
ASSETS				
Cash	$	241,139	$	302,281
Receivable from brokers and dealers		30,638		205,998
Total current assets	$	271,777	$	508,279
Fixed Assets, Net (note 3)	$	-	$	-
Other assets		39,984		25,121
Total Assets	$	311,761	$	533,400
LIABILITIES				
Accounts payable and accrued expenses	$	26,520	$	49,612
Total Liabilities	$	26,520	$	49,612
STOCKHOLDERS' EQUITY				
Common Stock, 200 no par shares, authorized, 100 shares issued and outstanding	$	303,314	$	303,314
(Deficit)/Retained Earnings		(18,073)		180,474
Total Stockholders' Equity	$	285,241	$	483,788
Total Liabilities and Stockholders' Equity	$	311,761	$	533,400

The accompanying notes are an integral part of these financial statements.

NATIONAL BROKERAGE, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED

SEPTEMBER 30, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 1,440,414	$ 3,255,694
Other revenue	7,049	-
Total Revenue	$ 1,447,463	$ 3,255,694
EXPENSES		
Employee compensation and benefits	$ 688,694	$ 1,499,159
Commissions	231,124	658,244
Regulatory fees	146,880	155,092
Telephone	58,550	58,769
Professional fees	44,048	84,254
Supplies	4,946	12,881
Travel	8,032	6,754
Miscellaneous	156,472	143,448
Stock exchange lease	266,596	654,599
Entertainment	10,627	16,863
Promotional expenses	30,041	46,607
Total Expenses	$ 1,646,010	$ 3,336,670
(Loss) from operations	$ (198,547)	$ (80,976)
Extraordinary Item:		
September 11, 2001 disaster relief grant	-	261,450
Net Income/(Loss) for the period	$ (198,547)	$ 180,474
Basic and diluted income per share (note 5)	$ (1,985.47)	$ 1,804.74

The accompanying notes are an integral part of these financial statements.

NATIONAL BROKERAGE, INC.

STATEMENT OF

CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	Common Stock	Retained Earnings	2003	2002
Stockholders' Equity, beginning	$ 303,314	$ 180,474	$ 483,788	$ 303,314
Corporate Net Income(Loss)		(198,547)	(198,547)	180,474
Stockholders' Equity, ending	$ 303,314	$ (18,073)	$ 285,241	$ 483,788

The accompanying notes are an integral part of these financial statements.

NATIONAL BROKERAGE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income/(Loss)	$ (198,547)	$ 180,474
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
(Increase) decrease in receivables from brokers and dealers	175,360	(24,752)
(Increase) decrease in other asssets	(14,863)	65,190
Increase (decrease) in operating liabilities:		
(Decrease) in accounts payable and accrued expenses	(23,092)	(69,209)
Net cash provided by/ (used by) operating activities	$ (61,142)	$ 151,703
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	$ (61,142)	$ 151,703
CASH AND CASH EQUIVALENTS, beginning of year	302,281	150,578
CASH AND CASH EQUIVALENTS, end of year	$ 241,139	$ 302,281

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

NATIONAL BROKERAGE, INC. formerly SHARPE SECURITIES, was established in August 1989 as an institutional brokerage service. The Company is a member of the New York Stock Exchange.

2. SIGNIFICANT ACOUNTING POLICIES

Basis of presentation:
The Company is engaged in a single line of business in the securities brokerage industry.

Securities transactions:
Securities transactions are recorded on a settlement date basis.

Fixed assets and depreciation:
Fixed assets are carried at cost, net of accumulated depreciation. Depreciation of fixed assets is provided on a straight-line basis over the estimated useful lives of the assets. All fixed assets presently in service are fully depreciated.

Cash and cash equivalents:
For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. FIXED ASSETS

Fixed assets consist of:

	2003	2002
Furniture and equipment, at cost	$8,263	$8,263
Less: Accumulated depreciation	(8,263)	(8,263)
Fixed Assets, net	$ 0	$ 0

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2003, the Company had net capital of $215,489 which was $210,489 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 21%.

5. BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are the same as basic earnings per share because the Company has issued no dilutive potential common shares.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the company has to purchase or sell the financial instrument underlying the contract at a loss. All transactions involving the execution and settlement of customer securities with trade dates of September 26, 29 and 30, 2003 were settled without incident or exception.

7. COMMITMENTS AND CONTINGENCIES

The Company has obligations under an operating lease with initial non-cancelable terms in excess of one year. Aggregate annual rental for office space are approximately as listed below:

Year ending September 30,	Total
2004	$49,104
2005	65,472
2006	65,472
2007	16,368

This lease contains a renewal option and escalation clauses. Rent expense for the fiscal year ended September 30, 2003 aggregated $0 due to a reimbursement agreement with a former Sub-tenant.

NATIONAL BROKERAGE, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2003

Computation of Net Capital

Total capital from statement of financial condition	$ 285,241
Total non-allowable assets	(69,752)
Net capital	$ 215,489

Computation of Basic Net Capital Requirement

Minimum net capital required by 6 2/3% of $44,408	$ 2,961
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 210,489
Excess net capital at 1000%	$ 209,489

Computation of Aggrregate Indebtedness

Total A.I. Liabilities	$ 26,520
Add: Unrecorded contingencies	17,888
Total	$ 44,408
Percentage of aggregate indebtedness to net capital	21%

A reconciliation with the company's computation of net capital as would have been reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the company's computation of net capital and the computation contained herein.

NATIONAL BROKERAGE, INC.
FINANCIAL STATEMENT AVAILABILITY
PURSUANT TO RULE 418-15
OF THE NEW YORK STOCK EXCHANGE

Pursuant to rule 418-15 of the New York Stock Exchange, these financial statements and operation report has been made or will be made available to all members or allied members of the organization.



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